Exhibit 21.1

ScanSource, Inc.
Schedule of Subsidiaries

Name of Subsidiary	State/Country of Incorporation
4100 Quest, LLC	South Carolina
ScanSource Properties, LLC	South Carolina
Logue Court Properties, LLC	South Carolina
8650 Commerce Drive, LLC	Mississippi
ScanSource Canada, Inc.	Canada
Canpango, Inc.	South Carolina
Intelisys, Inc.	South Carolina
ScanSource Payments, Inc.	South Carolina
POS Portal, Inc.	California
Outsourcing Unlimited, Inc.	Georgia
RPM Software, LLC	South Carolina
intY USA, Inc.	Florida
Canpango, S.A.	South Africa
intY Holdings Ltd.	United Kingdom
intY Cascade, Ltd.	Ireland
IntY Ltd.	United Kingdom
ScanSource Europe CV	Rotterdam,NL
ScanSource Europe BV	Amsterdam,NL
ScanSource Brasil Distribuidora de Tecnologias Ltda.	Brazil
Intersmart Technologies LLC	Florida